EXHIBIT 99.1

Cespira, the Joint Venture between Westport and Volvo Group, Signs Agreement with Volvo Group to Complete Hydrogen-Fueled Engine Development

Volvo Group and Cespira Apply the HPDITM Fuel System Technology to Allow Hydrogen to Fuel Volvo Group’s 13 Litre Engine Applications

VANCOUVER, British Columbia, June 18, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq: WPRT) announces that Cespira, its joint venture with Volvo Group, and Volvo Group have signed a development agreement to finalize the integration and commercialization of Cespira’s HPDI™ fuel system technology to enable Volvo Group’s 13-litre engine to run on hydrogen. Volvo trucks are currently in on-road testing as announced by Volvo Trucks on April 1st. The European certified commercial launch is targeted to happen before 2030.

Building on the proven HPDI fuel system technology in LNG-powered heavy-duty engines, this agreement governs the final development and commercialization activities to extend the 13L engine platform to run on hydrogen.

Cespira’s HPDI fuel system enables direct injection of alternative fuels at high pressures into internal combustion engines, supporting the use of lower-carbon fuels while preserving the performance, durability, and operating characteristics required for heavy-duty applications.

Applied to hydrogen, the technology is designed to deliver diesel-equivalent performance with a zero-carbon fuel, hydrogen. HPDI’s unique tolerance to a range of hydrogen fuel compositions is a significant benefit over fuel-cell systems, which require highly pure hydrogen. Moreover, with heavy duty load cycles, HPDI running hydrogen has performance and efficiency that is competitive with fuel cell systems.

“This development project reflects Volvo Group’s continued commitment to advancing low-carbon solutions for heavy-duty transport through multiple technology pathways. By partnering with Cespira on the hydrogen application of its HPDI™ fuel system technology to allow our 13-litre engine platform to run on hydrogen, we recognize the potential of hydrogen internal combustion as a viable long-haul option for fleets to reduce emissions in demanding applications. Our commitment to this program underscores the confidence we have in our JV, Cespira, and in the long-term potential of HPDI fuel system technology,” said Mehdi Ferhan, Senior Vice President, Powertrain Technology, Volvo Group.

“Hydrogen HPDI™ is the next phase of our HPDI fuel system strategy. Its high tolerance to hydrogen purity and ability to blend with natural gas support better economics for all stakeholders, enabling fleets to reduce CO₂ emissions with no trade-off in the performance they rely on. What is more, our HPDI development allows OEMs to adapt trucks to regional realities in fuel availability, price and infrastructure, while leveraging a common engine platform. This gives the industry cost-effective pathways to decarbonize today and builds optionality for other renewable fuels as the market evolves,” added Carlos Gonzalez, President and CEO of Cespira.

HPDI™ is a trademark of Cespira Canada LP, a Canadian limited partnership within the Cespira JV.
More information about Cespira can be found at www.Cespira.com.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to alternative energy solutions.

Our technologies support a wide range of alternative fuels — including natural gas, renewable natural gas, and hydrogen — enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals — without compromising performance or cost-efficiency — making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding, among other things, the anticipated performance, efficiency and emissions characteristics of Cespira’s hydrogen HPDI™ fuel system; the expected benefits of hydrogen use in internal combustion engines; the progress, timing and outcomes of on-road testing, integration, and development activities; the timing and likelihood of potential future commercialization and launch of hydrogen-powered heavy-duty trucks; the ability for hydrogen HPDI fuel system technology to support decarbonization objectives and to be classified as a zero-emissions vehicle under applicable standards; the availability, adoption and market demand for hydrogen and related infrastructure; and the intentions, plans and actions of our joint venture and other partners. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, among others: the ability of Westport, Cespira and their partners to successfully develop, integrate, validate, certify and commercialize hydrogen HPDI technology on expected timelines or at all; the results of testing and development activities and the ability to achieve required performance, durability, reliability, safety and regulatory requirements; the receipt and timing of required regulatory approvals, certifications and homologation; the availability and cost of hydrogen (including renewable/low-carbon hydrogen), refueling and distribution infrastructure and related supply chains; customer acceptance and adoption rates for hydrogen-powered vehicles; changes in laws, regulations and standards and incentive programs applicable to emissions, engine certification and vehicle classification, including whether hydrogen internal combustion engine applications qualify under applicable zero-emissions vehicle classification and incentives; competitive technologies and products; general economic and market conditions; as well as other risk factors, uncertainties and assumptions that may affect our actual results, performance, achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Westport Investor Relations
T: +1 604-718-2046